Via Facsimile and U.S. Mail
Mail Stop 4720

August 19, 2009

David B. Hirsch
Chief Executive Officer
Oragenics, Inc.
13700 Progress Blvd.
Alachua, Florida 32615

      Re: **Oragenics, Inc.**
              Form 10-K for fiscal year ended December 31, 2008
              As Amended on April 29, 2009
              Form 10-Q for the quarterly period ended March 31, 2009
              Filed May 20, 2009
              File No. 001-32188

Dear Mr. Hirsch:

     We have completed our review of the above filings and have no further comments at this time.

                Sincerely,

                Carlton E. Tartar
                Accounting Branch Chief

Cc: Via Facsimile
       Mark A. Catchur, Esq.
       Shumaker, Loop and Kendrick, LLP
       813-229-1660